BOSTON BRUSSELS CHARLOTTE FRANKFURT HARRISBURG HARTFORD LONDON LUXEMBOURG MUNICH NEW YORK NEWPORT BEACH PALO ALTO PARIS PHILADELPHIA PRINCETON SAN FRANCISCO WASHINGTON

August 26, 2005

Brion Thompson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Munder Series Trust, on behalf of the Munder Internet Fund,

         Proxy Statement/Prospectus on Form N-14 SEC File No. 333-126863

Dear Mr. Thompson:

We are writing on behalf of the Munder Series Trust (“Registrant”) in response to comments you provided telephonically to Jane A. Kanter on Friday, August 26, 2005 with respect to the proxy statements/prospectus filed on Form N-14 for the Registrant (“Proxy Statement”). The Proxy Statement relates to the proposed reorganization of (i) the Amerindo Technology Fund (“Amerindo Fund”), a series of Amerindo Funds, Inc., with and into the Munder Internet Fund (“Munder Fund”), a series of the Registrant (“Reorganization”). A summary of the comment and our response thereto is provided below.

Changes responsive to a separate comment you made telephonically to Jane A. Kanter and Jennifer O. Epstein on Thursday, August 25, 2005, and subsequently discussed with Beth Kramer of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Amerindo Fund, have been provided under separate cover.

Comment: In the original Form N-14 filing made on July 25, 2005, on page C-11, the second to last sentence of the first paragraph stated that the Registrant reserves “the right to waive the short-term trading fees in certain limited circumstances where the Funds determine the transaction does not pose the risks that the Funds’ policies and procedures are designed to mitigate.” (emphasis added) In a prior staff comment, the Registrant was asked to please describe the circumstances referenced. In a subsequently submitted response filed on August 23, 2005, the Registrant stated that “The Proxy Statement has been revised to comply with the comment.” Upon review of the revised disclosure, the staff is reiterating that the circumstances under which the short-term trading fee may be waived must be stated with specificity as indicated in Item 6(e)(4)(iii) of Form N-1A.

Response: The paragraph in which the original text appeared has been revised as shown in the paragraph below.

Transactions exempt from the imposition of short-term trading fees are: shares purchased through the reinvestment of dividend and capital gain distributions; shares redeemed to pay account-related fees; shares redeemed from shareholder accounts liquidated for failure to meet the minimum

Law Offices of Dechert LLP
1775 I Street, N.W. • Washington, DC 20006-2401 • Tel: 202.261.3300 • Fax: 202.261.3333 • www.dechert.com

Mr. Brion Thompson

August 26, 2005

investment requirement; shares redeemed from a shareholder account for which the identity of the shareholder could not be determined within reasonable time after the account was opened; shares redeemed pursuant to a systematic withdrawal plan established directly with the Funds’ transfer agent; and any other involuntary redemption and/or exchange transactions, including those required by law or regulation, a regulatory agency, a court order, or as a result of a liquidation of a Fund by the Board of Trustees. Accounts exempt from the imposition of short-term trading fees are: accounts held through omnibus and plan level retirement accounts for which third-party recordkeepers do not assess redemption fees on such accounts; ~~and~~ accounts that hold omnibus share positions for the dealer, and the underlying dealer customer accounts, for which the dealer does not assess redemptions fees on such accounts; and wrap-fee program accounts for which the program sponsor has entered into a form of fee waiver agreement with the Funds. ~~In addition, we reserve the right to waive the short-term trading fees in currently unforeseen circumstances where the Funds determine the transaction does not pose the risks that the Funds’ policies and procedures are designed to mitigate. Such waivers are subject to the advance written approval of two officers of the Funds and are reported to the Board of Trustees.~~

We hope that the foregoing is responsive to your concerns. Please do not hesitate to contact Jane A. Kanter at 202.261.3302 if you have any questions concerning the foregoing.

Sincerely,

/s/ Jennifer Epstein
Jennifer O. Epstein
cc: Michael J. Shaffer Christian Sandoe Stephen J. Shenkenberg, Esq. Jane A. Kanter

Dechert LLP